Exhibit 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2009, 2008 and 2007

and Report of Independent Registered Public Accounting Firm

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Deloitte & Touche LLP 100 Kimball Drive Parsippany, NJ 07054 USA Tel: +1 973 602 6000 Fax: +1 973 602 5050 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Marina District Development Company, LLC and subsidiary

Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company, LLC and subsidiary (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in member equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2009 and 2008, and the results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

February 26, 2010

Member of
Deloitte Touche Tohmatsu

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Balance Sheets
(In thousands)
	December 31,
	2009	2008
Assets

Current assets
Cash and cash equivalents	$46,894	$43,690
Accounts receivable, net	30,601	35,145
Income tax receivable	1,600	15,633
Inventories	4,427	5,499
Prepaid expenses	10,781	9,128
Deferred income taxes	1,320	1,184

Total current assets	95,623	110,279
Property and equipment, net	1,366,008	1,431,118
Investment in ACES	5,515	5,888
Deferred financing fees, net	4,389	8,323
Other assets, net	30,416	22,055

Total assets	$1,501,951	$1,577,663

Liabilities and Member Equity

Current liabilities
Accounts payable	$8,861	$10,490
Construction payables	—	3,378
Income tax payable	8,009	3,323
Accrued payroll and related	19,116	21,728
Accrued interest	790	1,640
Accrued gaming liabilities	19,906	20,334
Accrued and other liabilities	26,120	31,509
Deferred gain from insurance proceeds	—	11,132

Total current liabilities	82,802	103,534
Long-term debt	679,619	740,536
Deferred income taxes	14,082	8,963
Other long-term tax liabilities	10,102	10,171
Other liabilities	16,565	3,648
Commitments and contingencies (Note 8)

Member equity	698,781	710,811

Total liabilities and member equity	$1,501,951	$1,577,663

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Operations
(In thousands)
	Year Ended December 31,
	2009	2008	2007
Revenues
Gaming	$691,428	$734,306	$748,649
Food and beverage	143,410	147,334	141,061
Room	113,143	110,616	100,898
Other	42,620	52,207	44,071

Gross revenues	990,601	1,044,463	1,034,679
Less promotional allowances	213,193	213,974	196,036

Net revenues	777,408	830,489	838,643

Costs and expenses
Gaming	280,620	311,387	304,984
Food and beverage	64,217	66,494	61,012
Room	11,940	13,863	12,436
Other	34,908	39,784	33,218
Selling, general and administrative	128,164	130,503	123,873
Maintenance and utilities	59,900	71,322	61,604
Depreciation and amortization	78,719	76,096	68,576
Preopening expenses	699	5,570	3,116
Write-downs and other items, net	(28,606)	162	956

Total	630,561	715,181	669,775

Operating income	146,847	115,308	168,868

Interest expense, net of amounts capitalized	27,668	29,049	31,194

Income before provision for (benefit from) state income taxes	119,179	86,259	137,674
Provision for (benefit from) state income taxes	10,938	2,970	(3,658)

Net income	$108,241	$83,289	$141,332

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

	Capital Contributions	Retained Earnings	Total Member Equity
Balances, January 1, 2007	$477,507	$189,226	$666,733
Cumulative effect of a change in accounting principle	—	(244)	(244)
Distributions	—	(141,140)	(141,140)
Net income	—	141,332	141,332

Balances, December 31, 2007	477,507	189,174	666,681
Distributions	—	(39,159)	(39,159)
Net income	—	83,289	83,289

Balances, December 31, 2008	477,507	233,304	710,811
Distributions	—	(120,271)	(120,271)
Net income	—	108,241	108,241

Balances, December 31, 2009	$477,507	$221,274	$698,781

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2008	2007
Cash Flows from Operating Activities
Net income	$108,241	$83,289	$141,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	78,719	76,096	68,576
Gain from insurance recoveries	(28,735)	—	—
Amortization of deferred financing fees	4,069	2,216	2,057
Deferred income taxes	3,931	2,208	5,788
Provision for doubtful accounts	8,021	4,643	5,866
Other operating activities	3,208	117	812
Changes in operating assets and liabilities
Accounts receivable	(3,477)	(593)	(4,742)
Income tax receivable / payable	18,719	10,961	(2,299)
Inventories	1,072	(1,113)	(324)
Prepaid expenses	(1,653)	(1,326)	(3,794)
Other assets	(10,369)	(5,692)	(3,749)
Other current liabilities	(10,908)	(3,736)	(4,272)
Other long-term tax liabilities	(69)	467	4,917
Other liabilities	13,969	(807)	(5,525)

Net Cash provided by Operating Activities	184,738	166,730	204,643

Cash Flows from Investing Activities
Acquisition of property and equipment	(15,107)	(161,876)	(237,313)
Insurance proceeds for replacement assets	17,603	15,397	7,000
Investment in ACES	(2,707)	(3,753)	(1,929)

Net Cash used in Investing Activities	(211)	(150,232)	(232,242)

Cash Flows from Financing Activities
Financing fees	(135)	(4,351)	(302)
Borrowings under bank credit agreements	851,283	1,815,596	843,000
Payments under bank credit agreements	(912,200)	(1,797,760)	(674,900)
Distributions paid	(120,271)	(39,159)	(141,140)

Net Cash provided by (used in) Financing Activities	(181,323)	(25,674)	26,658

Net (decrease) increase in cash and cash equivalents	3,204	(9,176)	(941)
Cash and cash equivalents, beginning of year	43,690	52,866	53,807

Cash and cash equivalents, end of year	$46,894	$43,690	$52,866

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$24,449	$30,522	$26,988

Cash refunded for income taxes, net	$(11,713)	$(10,199)	$(7,146)

Supplemental Schedule of Non-Cash Investing Activities
Payables for capital expenditures	$—	$3,378	$39,173

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Marina District Development Company, LLC, d.b.a. Borgata, (“MDDC, LLC”) and Marina District Finance Company, Inc. (“MDFC”), its wholly-owned subsidiary, collectively referred to herein as the “Company”, “we”, or “us”. The Company is a wholly-owned subsidiary of Marina District Development Holding Co., LLC (“Holding Company” or “Parent”). Holding Company is jointly owned by MAC, Corp. (“MAC”), a wholly-owned subsidiary of MGM MIRAGE, and Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation. Our purpose is to develop, own, and operate a hotel casino and spa facility at Renaissance Pointe in Atlantic City, New Jersey.

We opened Borgata on July 3, 2003 with approximately 2,000 hotel rooms, a 125,000 square foot casino, and other amenities. On June 30, 2006, we opened our first expansion (“Public Space Expansion”). The Public Space Expansion consists of approximately 35,000 square feet of additional casino space and substantial additions of non-gaming amenities including three additional fine dining restaurants, a second nightclub, and a multi-concept quick service dining facility. In June 2008, operations commenced related to our second expansion (“Rooms Expansion”). The centerpiece of the Rooms Expansion is a new hotel tower, The Water Club, a signature hotel by Borgata, containing approximately 800 guest rooms and suites, built on a portion of the existing surface parking lot, near the existing porte cochere. In addition to the hotel, which has access separate from our existing hotel tower, the Rooms Expansion includes a new spa, additional meeting room space, and a new parking structure. BAC and MAC did not make further capital contributions to us for the expansion projects as we financed the projects from our cash flow from operations and from borrowings under our bank credit facility.

Pursuant to the Operating Agreement (the “Operating Agreement”), BAC, as the managing venturer of the Holding Company, has oversight responsibility for the management of Borgata which includes the design, development, and construction as well as the day-to-day operations. We do not record a management fee to BAC, as our management team directly performs these services or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by the Company and are reflected in our accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase. The carrying value of these investments approximates their fair value due to their short maturities.

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $24.6 million and $21.3 million at December 31, 2009 and 2008, respectively. The allowance for doubtful accounts is estimated based upon our collection experience and the age of the receivables.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (see Note 2). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Losses on disposal of assets are recognized when such assets are impaired while gains are recognized as realized.

Capitalized Interest

Interest costs, primarily associated with our expansion projects, are capitalized as part of the cost of our constructed assets. Interest costs, which include commitment fees, letter of credit fees and the amortized portion of deferred financing fees, are capitalized on amounts expended for the respective projects using our weighted-average cost of borrowing. Capitalization of interest ceases when the respective project, or discernible portions of the projects, are substantially complete. We amortize capitalized interest over the estimated useful life of the related asset. Capitalized interest for the years ended December 31, 2009, 2008 and 2007 was less than $0.1 million, $8.8 million and $12.6 million, respectively.

Deferred Financing Fees

Deferred financing fees incurred in connection with the issuance of long-term debt are amortized over the terms of the related debt agreement.

Revenue and Promotional Allowances

Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. All other revenue is recognized as the service is provided. The majority of our gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or complex estimation procedures. Gross revenues include the estimated retail value of rooms, food and beverage, and other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts (in thousands):

	Year Ended December 31,
	2009	2008	2007
Room	$24,250	$23,876	$17,801
Food and beverage	45,806	51,148	49,728
Other	11,070	17,247	12,656

Total	$81,126	$92,271	$80,185

Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our slot club and other gaming programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods or services. We record the estimated retail value of these incentives as revenue and then deduct them as a promotional allowance. For the years ended December 31, 2009, 2008 and 2007, these incentives were $65.4 million, $63.3 million and $60.4 million, respectively.

Income Taxes

We are treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of MAC and BAC. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act; therefore, we are required to record New Jersey state income taxes (see Note 7). In 2004, we were granted permission by the state of New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with MAC and BAC. The amounts reflected in our consolidated financial statements are on a stand-alone basis; however, we file a state consolidated tax return with MAC and BAC. The amounts due to MAC and BAC are a result of the tax attributes MAC and BAC have contributed to the consolidated state tax return. A reconciliation of the components of our stand-alone state income taxes payable is presented below (in thousands):

	December 31,
	2009	2008
Amounts receivable – state	$(134)	$(650)
Amounts payable to MAC and BAC	8,143	3,973

Income taxes payable	$8,009	$3,323

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Significant estimates incorporated into our accompanying consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, the estimate for available tax credits, the estimated liabilities for our self-insured medical plan, slot club programs, contingencies and litigation, claims and assessments. Actual results could differ from those estimates and assumptions.

Preopening Expenses

We expense certain costs of start-up activities as incurred. Preopening expenses were $0.7 million, $5.6 million and $3.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising Expense

Advertising costs are expensed the first time such advertising appears. Total advertising costs, included in selling, general and administrative expenses on the accompanying consolidated statements of operations, were $12.0 million, $13.5 million and $10.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Employee Benefit Plans

We contribute to pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $5.8 million, $6.0 million and $5.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $1.7 million, $3.3 million and $3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Self Insurance

We are currently self insured up to $75 million, $1 million, $0.3 million, and $0.3 million with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim, and non-union employee medical case, respectively. We have accrued $6.8 million and $4.3 million for such claims at December 31, 2009 and 2008, respectively, and incurred expenses of approximately $19.6 million, $18.1 million and $14.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Recently Issued Accounting Standards

Subsequent to the adoption of the Codification, any change to the source of authoritative GAAP will be communicated through an Accounting Standards Update (“ASU”). ASUs will be published by the FASB for all authoritative GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the Codification. Prior to inclusion in an ASU, the standard-setting organizations and regulatory agencies continue to issue proposed changes to the accounting standards in previous form (e.g., FASB Statements of Financial Accounting Standards, Emerging Issues Task Force (“EITF”) Abstracts, FASB Staff Positions, SEC Staff Accounting Bulletins, etc.).

In September 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 is a revision to FASB Interpretation No. 46, Consolidation of Variable Interest Entities (which is currently promulgated in a subsection of Codification Topic 810). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15,

2009 and for interim periods within that first annual reporting period. We do not believe that the adoption of SFAS 167 will have a material impact on our consolidated financial statements.

In September 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets – An Amendment to FASB Statement No. 140 (“SFAS 166”). SFAS 166 is a revision of SFAS No. 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities, which is presently included in Codification Topic 860, Transfers and Servicing. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. We do not believe that the adoption of SFAS 166 will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Accounting for Noncontrolling Interests, (“SFAS 160”), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this guidance requires the recognition of a noncontrolling interest (previously referred to as minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income or loss attributable to the noncontrolling interest is included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this guidance requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures regarding the interests of the parent and the interests of the noncontrolling owners. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not believe that the adoption of SFAS 160 will have a material impact on our consolidated financial statements.

A variety of additional proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

Note 2. Property and Equipment

Property and equipment consists of the following (in thousands):

	Estimated Life	December 31,
	(Years)	2009	2008
Land	—	$87,301	$87,301
Building and improvements	3-40	1,388,396	1,380,474
Furniture and equipment	3-7	287,936	276,877
Construction in progress	—	8,100	16,596

Total		1,771,733	1,761,248
Less accumulated depreciation		405,725	330,130

Property and equipment, net		$1,366,008	$1,431,118

Depreciation expense was $76.7 million, $74.9 million and $67.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, construction in progress in the above table consists of various maintenance capital projects currently in process.

Note 3. Write-downs and Other Items

A summary of total write-downs and other charges, net is as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007
Loss on disposal of assets	$129	$1	$607
Gain from insurance recoveries	(28,735)	—	—
Fire related write-downs and other items, net	—	161	349

Total write-downs and other items, net	$28,606	$162	$956

On September 23, 2007, The Water Club, our 800-room boutique hotel expansion then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we carried “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier and recognized a gain of $28.7 million, included in write-downs and other items, net on our consolidated statement of income, representing the amount of insurance advances in excess of the $11.3 million carrying value of assets damaged and destroyed by the fire (after our $0.1 million deductible).

Note 4. Investment in ACES

In 2006, we entered into an agreement with two other Atlantic City casinos to form Atlantic City Express Service, LLC (“ACES”). With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City. Each member has guaranteed, jointly and severally, liability for all terms, covenants and conditions of the ACES agreement with New Jersey Transit consisting primarily of the necessary operating and capital expenses of ACES. The responsibilities of the managing member will rotate annually among the members.

We currently account for our share of ACES under the equity method of accounting. As of December 31, 2009 and 2008, we made cumulative capital contributions totaling $8.4 million and $5.7 million, respectively, which are included on the accompanying consolidated balance sheets. ACES commenced operations in February 2009. Our share of ACES’ operating loss was approximately $2.7 million for the year ended December 31, 2009 and is included in selling, general and administrative expenses on the accompanying consolidated statements of operations. Our share of ACES’ preopening expenses was $0.4 million, $0.1 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in preopening expenses on the accompanying consolidated statements of operations.

Note 5. Related Parties

Pursuant to the Operating Agreement, MAC is solely responsible for any investigation, analyses, clean-up, detoxification, testing, monitoring, or remediation related to Renaissance Pointe. MAC is also responsible for their allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were less than $0.1 million at December 31, 2009 and 2008, respectively. Reimbursable expenditures incurred were $0.5 million, $0.6 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We entered into a series of ground lease agreements with MAC totaling 19.0 acres (see Note 8), that provides the land on which our existing employee parking garage, the Public Space Expansion, the Rooms Expansion, and a modified surface parking lot reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 30 days written notice. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2009 and 2008. Related rent incurred was $6.5 million, $6.1 million and $6.0 million for the years ended December 31, 2009, 2008 and 2007, respectively, portions of which were related to our Rooms Expansion were included in preopening expense in the accompanying consolidated statements of operations.

Pursuant to the ground lease agreements, we are responsible for reimbursing MAC for related property taxes paid on our behalf. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2009 and 2008, respectively. Related property tax incurred was $12.2 million, $11.7 million and $6.2 million for the years ended December 31, 2009, 2008 and 2007, respectively, portions of which were related to our Rooms Expansion were capitalized on the accompanying consolidated balance sheets and portions of which were included in selling, general and administrative in the accompanying consolidated statements of operations.

We reimburse BAC for compensation paid to employees performing services for us on a full-time basis and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf, primarily related to third party insurance premiums. The related amounts due to BAC for these types of expenditures paid by BAC were $0.8 million and $0.5 million for the years ended December 31, 2009 and 2008, respectively. Reimbursable expenditures during the years ended December 31, 2009, 2008 and 2007 were $7.4 million, $9.2 million and $10.9 million, respectively, which were included in selling, general and administrative in the accompanying consolidated statements of operations.

The related party balances are non-interest bearing and are included in either accounts receivable or accrued and other liabilities on the accompanying consolidated balance sheets.

Note 6. Debt

Amounts outstanding under our bank credit agreement are as follows (in thousands):

	December 31,
	2009	2008
Revolving line of credit	$679,619	$740,536
Less current maturities	—	—

Total long-term debt	$679,619	$740,536

On February 15, 2006, the First Amendment was made to our First Amended and Restated Credit Agreement among MDFC, MDDC, Canadian Imperial Bank of Commerce and certain other financial institutions (the “Credit Parties”). The amended bank credit agreement modified our existing amended bank credit agreement and consists of a $750 million revolving credit facility that matures on January 31, 2011. Availability under the revolving credit facility was used to repay in full the outstanding term loan component of the previous bank credit agreement. On February 27, 2007, we increased the revolving credit facility to $850 million. On December 10, 2008, the Second Amendment was made to our First Amended and Restated Credit Agreement among the Credit Parties. The amended bank agreement modified our existing amended bank credit agreement and provides for adjustments to certain financial covenants. The Second Amendment also reduced the revolving credit facility to $800 million with further reductions of $10 million per quarter commencing on March 31, 2009 and ending on December 31, 2010 resulting in the revolving credit facility of $720 million maturing on January 31, 2011. At December 31, 2009, $679.6 million was outstanding under the revolving credit facility leaving availability of $80.4 million. The carrying amount of debt approximates its fair value at December 31, 2009 and 2008.

The interest rate on the revolving credit facility is based upon either (i) the agent bank’s quoted base rate or (ii) the Eurodollar rate, plus an applicable margin. The applicable margin is a percentage per annum (which ranges from 1.00% to 2.50% if we elect to use the base rate and 2.25% to 3.75% if we elect to use the Eurodollar rate) determined in accordance with a specified pricing grid based upon our predefined leverage ratio. In addition, we incur a commitment fee on the unused portion of the revolving credit facility that ranges from 0.25% to 0.5% per annum. The blended interest rates for outstanding borrowings under the bank credit agreements at December 31, 2009 and 2008 were 2.7% and 4.2%, respectively. The bank credit agreement is secured by substantially all of our real and personal property and is non-recourse to MAC and BAC.

The bank credit agreement contains certain financial and other covenants, including, without limitation, various covenants (i) establishing a maximum permitted total leverage ratio, (ii) establishing a minimum required fixed charge coverage ratio, (iii) imposing limitations on the incurrence of additional secured indebtedness, and (iv) imposing restrictions on investments, dividends and certain other payments. We believe that we are in compliance with the covenants related to the bank credit agreement at December 31, 2009.

The scheduled maturities of long-term debt for the years ending December 31 are as follows (in thousands):

2010	$—
2011	679,619

Total	$679,619

Note 7. Income Taxes

A summary of the provision for (benefit from) state income taxes is as follows (in thousands):

	Year Ended December 31,
	2009	2008	2007
State
Current	$7,007	$762	$(9,446)
Deferred	3,931	2,208	5,788

Provision for (benefit from) state income taxes	$10,938	$2,970	$(3,658)

The following table provides reconciliation between the state statutory rate and the effective income tax rate where both are expressed as a percentage of income.

	Year Ended December 31,
	2009	2008	2007
Tax provision at state statutory rate	9.0%	9.0%	9.0%
New jobs investment tax credit	0.0	(5.8)	(12.7)
Other, net	0.2	0.2	1.0

Total state income tax provision (benefit)	9.2%	3.4%	(2.7)%

The components comprising the Company’s net deferred state tax liability are as follows (in thousands):

	December 31,
	2009	2008
Deferred state tax assets:
Provision for doubtful accounts	$1,882	$1,918
Gaming taxes	1,607	1,099
Reserve for employee benefits	628	250
Preopening expense	32	—
State tax credit carryforwards	—	1,395
Other	562	1,282

Gross deferred state tax asset	4,711	5,944

Deferred state tax liabilities:
Difference between book and tax basis of property	16,408	12,817
Reserve differential for gaming activities	164	87
Other	901	819

Gross deferred state tax liability	17,473	13,723

Net deferred state tax liability	$(12,762)	$(7,779)

The items comprising our deferred income taxes as presented on the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
	2009	2008
Current deferred income tax asset	$1,320	$1,184
Non-current deferred income tax liability	(14,082)	(8,963)

Net deferred state tax liability	$(12,762)	$(7,779)

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Operating Agreement and Tax Sharing Agreement between MAC and BAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

New Jersey New Jobs Investment Tax Credit

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit (“New Jobs Tax Credit”) because we made a qualified investment in a new business facility that created new jobs. The realization of the credit is contingent on maintaining certain employment levels for employees directly related to the qualified investment as well as maintaining overall employment levels. Fluctuations in employment levels for any given year during the credit period may eliminate or reduce the credit. The total net credit related to our original investment was approximately $75 million over a five-year period that ended in 2007. Incremental net credits related to our Public Space Expansion and our Rooms Expansion are also available. We have recorded $5.0 million and $17.4 million of net New Jobs Tax Credits in arriving at our state income tax benefit (provision) on the accompanying consolidated statements of operations for the years ended December 31, 2008 and 2007, respectively. We were not eligible to receive a credit in 2009 due to a reduction in employment levels.

Adoption of FIN 48

Under FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 for public companies and applies to all tax positions accounted for in accordance with SFAS No. 109.

The total amount of unrecognized tax benefits upon our early adoption of FIN 48 on January 1, 2007 was $6.5 million. As a result of the implementation of FIN 48, we recognized a $2.0 million increase in the liability for unrecognized tax benefits which was accounted for as follows (in thousands):

Reduction in retained earnings (cumulative effect)	$244
Additional deferred tax assets	1,736

Increase in other tax liabilities	$1,980

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Unrecognized tax benefit, January 1	$7,789	$8,220	$6,523
Additions based on tax positions related to the current year	333	252	1,684
Additions based on tax positions related to prior years	1,852	55	26
Reductions based on tax positions settled with taxing authorities	(121)	—	—
Reductions based on tax positions related to prior years	(1,139)	(738)	(13)

Unrecognized tax benefit, December 31	$8,714	$7,789	$8,220

Included in the $8.7 million balance of unrecognized tax benefits at December 31, 2009 are $5.8 million of tax benefits that, if recognized, would affect the effective tax rate and $2.9 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

We recognize accrued interest and penalties related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2009, 2008 and 2007, we recognized accrued interest and penalties of approximately $(0.3) million, $0.9 million, and $1.0 million, respectively. The 2009 reduction in accrued interest was recorded in connection with the state tax impact of settlements reached in our Internal Revenue Service examination. We had $1.8 million and $2.6 million for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.

We are subject to state taxation in New Jersey and our state tax returns are subject to examination for tax years ended on or after December 31, 2001. Our state tax return for the year ended December 31, 2001 is open to the extent of a net operating loss carryforward utilized in subsequent years. Statute expirations, related to state income tax returns filed for years prior to December 31, 2006 have been extended to December 31, 2010. The statute of limitations for all remaining state income tax returns will begin to expire over the period October 2011 through October 2014. As we are a partnership for federal income tax purposes, we are not subject to federal income tax. The federal tax liabilities of MAC and BAC would be affected by any tax adjustments resulting from federal audits.

We are currently under examination for federal income tax purposes related to the tax returns filed for the years ended December 31, 2003 and 2004. Any adjustments related to the federal examination would affect MAC and BAC, as we are not subject to federal income tax. Additionally, New Jersey state income tax returns for the years ended December 31, 2003 through December 31, 2006 are under audit by the New Jersey Division of Taxation. As the Division of Taxation has not started field work in connection with their audit, it is difficult to determine when these examinations will be closed. Although our state audit has not begun, we have recorded the expected state tax impact, to our unrecognized tax benefits, of certain federal adjustments that have been settled with the Internal Revenue Service, for which the state and federal tax treatment are consistent. The adjustments primarily relate to the appropriate class lives of certain depreciable assets. As it relates to years under audit and unaudited open years, we do not anticipate any material changes, over the next 12 month period, to our unrecognized tax benefits as of December 31, 2009.

Note 8. Commitments and Contingencies

Future Minimum Lease Payments

Future minimum lease payments required under noncancelable operating leases (principally for land, see Note 5) as of December 31, 2009 are as follows (in thousands):

2010	$7,102
2011	6,802
2012	6,103
2013	5,734
2014	5,598
Thereafter	313,477

Total	$344,816

For the years ended December 31, 2009, 2008 and 2007, total rent expense was $12.7 million, $13.8 million and $13.5 million, respectively, portions of which were related to our Rooms Expansion were included in preopening expense in the accompanying consolidated statements of operations.

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company extending the end of the terms to 20 years from the opening of our Rooms Expansion. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.3 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate which is estimated at approximately $4.8 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

Our CRDA obligations for the years ended December 31, 2009, 2008 and 2007 were $8.7 million, $9.2 million and $9.4 million, respectively, of which valuation provisions of $5.1 million, $5.8 million and $5.3 million, respectively, are included in selling general and administrative expenses on the accompanying consolidated statements of operations due to the respective underlying agreements.

Grant and Donations Agreement

In June 2004, Borgata and the eleven other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Grant and Donations Agreement with the New Jersey Sports & Exposition

Authority (the “NJSEA”) and the CRDA in the interest of deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through January 1, 2009.

Under the terms of the Grant and Donations Agreement, the Casinos paid to the NJSEA $34 million to be used for certain authorized purposes as defined by the Grant and Donations Agreement. The $34 million was paid by the Casinos over a four-year period as follows: $7 million was paid October 15, 2004; $8 million was paid October 15, 2005; $9 million was paid on October 15, 2006; and $10 million was paid on October 15, 2007. For each year, each casino’s share of the $34 million equated to a percentage representing its gross gaming revenue for the twelve months ending June 30th prior to the October 15 payment date compared to the gross gaming revenues for that period for all Casinos. The Casinos, individually and collectively, were responsible for the payment of all amounts due. As a result, we expensed our pro rata share of the $34 million totaling $4.7 million on a straight-line basis over the applicable term of the Grant and Donations Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2007, our share of the $10 million paid on October 15, 2007 was approximately 14.5%, or $1.5 million. We recorded an expense of $1.0 million for each of the years ended December 31, 2008 and 2007, respectively, which is included in selling general and administrative expenses on the accompanying consolidated statements of operations.

Also under the terms of the Grant and Donations Agreement, the CRDA approved donations in the aggregate amount of $62 million from the Casino’s North Jersey Obligations (pursuant to the New Jersey Casino Control Act) for certain uses as defined by the Grant and Donations Agreement including casino projects approved pursuant to rules of the CRDA. The CRDA shall credit 100% of the donations received from each casino against that casino’s obligation to purchase bonds. The donation shall provide that each casino’s share of the $62 million will equate to a percentage representing its gross gaming revenue for the twelve months ended June 30, 2004 compared to the gross gaming revenues for that period for all Casinos. Each casino’s respective annual donation shall be made first from uncommitted current and future funds in the North Jersey Project Fund established in accordance with the CRDA Urban Revitalization Act of that Casino and shall be credited as fulfilling said obligation on behalf of the particular casino making the payment. To the extent such North Jersey Project funds of that casino are not adequate to pay a Casino’s share of the required donations, then that casino’s other uncommitted current and future North Jersey Obligations shall be utilized. As a result, we expensed our pro rata share of the $62 million on a straight-line basis over the applicable term of the Grant and Donations Agreement; however, our Rooms Expansion project qualified, pursuant to rules of the CRDA, for eligibility to receive future credits of approximately $6.8 million under this Grant and Donations Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $62 million was approximately 12.0%, or $7.4 million. We recorded an expense of $1.6 million for each of the years ended December 31, 2008 and 2007, which is included in selling general and administrative expenses on the accompanying consolidated statements of operations. Based on current gross gaming revenue projections, we expect it will take approximately 12 years to fully fund these obligations as the third quarter of 2006 was the first quarter we were subject to fund North Jersey Obligations.

Purse Enhancement Agreement

In August 2008, Borgata and the ten other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Purse Enhancement Agreement with the NJSEA and the CRDA in the interest of further deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through December 31, 2011. In addition to the continued prohibition of casino gaming in New Jersey outside of Atlantic City, legislation was enacted to provide for the deduction of certain promotional gaming credits from the calculation of the tax on casino gross revenue.

Under the terms of the Purse Enhancement Agreement, the Casinos shall make scheduled payments to the NJSEA totaling $90 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Purse Enhancement Agreement. In the event any of the $90 million is not used by NJSEA for the Authorized Uses by January 1, 2012, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the scheduled payments will equate to a percentage representing its gross gaming revenue for the prior calendar year compared to the gross gaming revenues for that period for all Casinos. Each casino, solely and individually, shall be responsible for its respective share of the scheduled amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall have the right, but not the obligation, to cure a payment delinquency. As a result, we will expense our pro rata share of the $90 million, estimated to be approximately $14.9 million in total using our actual and forecasted market share of gross gaming revenue, on a straight line basis over the applicable term of the Purse Enhancement Agreement. We recorded an expense of $4.8 million for the year ended December 31, 2009 which is included in the selling, general and administrative expenses on the accompanying consolidated statements of income.

Legal Matters

We are subject to various claims and litigation in the normal course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.